Exhibit 99.1

ENTRÉE GOLD REPORTS ADDITIONAL BLUE HILL DRILL RESULTS

Vancouver, B.C., October 31, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received complete drill results for four additional drill holes at its Blue Hill target, located three kilometres northwest of the Company’s Ann Mason copper-molybdenum deposit in the Yerington District of Nevada.  The holes intersected both oxide and sulphide styles of copper mineralization.

Sulphide Results

Two of the core holes (EG-BH-11-019 and 021) were drilled to depths of 983 metres and 762 metres, respectively, and encountered long intervals of sulphide copper mineralization (see table below), which are marginal to the previously reported Blue Hill zone of oxide copper mineralization (see map and news releases dated July 28, 2011 and November  17, 2010 at www.entreegold.com).

Holes EG-BH-11-019 and 021 are located approximately 300 metres southeast and 350 metres east, respectively, from historical core hole BH08001, which grades 0.25% copper over 472 metres (from 186 to 658 metre depth).  Hole EG-BH-11-021 is significant in that it not only represents an eastward step-out of copper sulphide mineralization towards the Ann Mason deposit, but the copper grades and sulphide mineralogy in this hole are similar to those found on the fringes of the nearby Ann Mason deposit.  Holes EG-AM-11-019 and 021 also intersected zones of higher grade copper mineralization and in places, higher grade molybdenum (see Table 1 below).  In hole EG-AM-11-021 the main zone of copper-rich mineralization is truncated by a zone of faulting and post-mineral andesite dykes from 483 to 520 metres.

Table 1.  Significant sulphide intercepts, Blue Hill, Nevada.

Drill Hole	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEq* (%)
EG-BH-11-019	176	190	14	0.24	0.008	0.27	0.001	0.25
	238	882	644	0.19	0.008	0.30	0.007	0.22
including	238	452	214	0.24	0.009	0.25	0.008	0.28
and	764	882	118	0.18	0.009	0.35	0.017	0.26

EG-BH-11-021	218	484	266	0.18	0.005	0.22	0.003	0.19
including	364	484	120	0.24	0.005	0.22	0.003	0.25
and	532	588	56	0.04	0.003	0.08	0.046	0.23

*Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed metallurgical recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Oxide Results

Reverse circulation (“RC”) drill hole EG-BH-11-028, located on the east side of the Blue Hill oxide target, returned 25.9 metres of oxide mineralization averaging 0.24% copper.  The final 12.2 metres of the hole were in sulphide mineralization grading 0.26% copper that continued to the end of the hole.

One additional diamond drill hole (EG-BH-11-031) was collared 750 metres east-southeast of hole EG-BH-11-019.  This hole was terminated in mineralization at 33 metres and intersected oxide copper mineralization averaging 0.31% over the final 11.3 metres.  Most importantly, this is in an area with no previously documented copper mineralization.  The hole was drilled between Blue Hill and Ann Mason and lies along the northern margin of a large geophysical IP anomaly.  Blue Hill and Ann Mason sulphides occur along the western and eastern flanks, respectively of this same IP anomaly.

Table 2.  Significant oxide intercepts, Blue Hill, Nevada.

Drill Hole	From (m)	To (m)	Length (m)	Cu (%)	Mo (%)	Comment
EG-BH-11-028*	114.30	140.21	25.91	0.24	0.001	Oxide/Sulphide
	140.21	152.40	12.19	0.26	0.001	Sulphide

EG-BH-11-031*	22.22	33.53	11.31	0.31	0.001	Oxide

*: Hole ended in copper mineralization

Entrée's President & CEO, Greg Crowe, commented, "The presence of copper mineralization in hole 031 between the Blue Hill prospect and the Ann Mason deposit highlights this area as a prime exploration target.  Copper mineralization at Blue Hill and Ann Mason occurs along the flanks of a large IP anomaly covering a northwest-southeast strike distance in excess of 3 kilometres.  The proximity of Blue Hill to Ann Mason, along with the presence of both oxide and sulphide styles of mineralization make this a prime area to focus future exploration, while at the same time continuing to expand the mineralized footprint of the Ann Mason porphyry system."

Discussion

Twenty-four RC holes totalling 4,266 metres and seven diamond drill holes totalling 2,590 metres have been completed since 2010 on the near-surface Blue Hill oxide target.  The copper oxide mineralization extends from surface to an average depth of 185 metres, over an area of 650 by 500 metres and remains open to the northwest and southeast. Drilling at the sulphide target remains very wide spaced, but has identified a target area more than one kilometre in width, which still remains open in most directions.  Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization. IP surveys show a continuous, strong chargeability anomaly between Ann Mason and Blue Hill suggesting significant exploration potential over this three kilometre distance.  Additional RC and diamond drilling is planned at Blue Hill to continue testing shallow oxide and deeper sulphide targets.

QUALITY ASSURANCE AND CONTROL

Drill chips and split core samples were prepared and analyzed at ALS Minerals in Reno, Nevada and Vancouver, BC. Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada and New Mexico.  The primary asset is the Ann Mason property near Yerington, Nevada, which hosts an inferred mineral resource estimate of 810 million tonnes grading 0.40% copper using a 0.30% copper cut-off, containing approximately 7.1 billion pounds of copper.  The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the extent and timing of the Company’s propsed drilling and exploration programs, its exploration results, and the potential for discovery of additional mineralized zones.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold, copper and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.